SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

(Amendment No. 1)*

Synthesis Energy Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

871628103

(CUSIP Number)

Synthesis Energy Systems, Inc.

Three Riverway, Suite 300

Houston, Texas 77056

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Lorenzo Lamadrid
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) IN
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,652,893
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,652,893
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,652,893 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Synthesis Energy Systems, Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D filed on January 9, 2009 (the “Schedule 13D”). The principal executive offices of the Issuer are Three Riverway, Suite 300, Houston, Texas 77056.

This Amendment No. 1 is being filed by Lorenzo Lamadrid (the “Reporting Person”) to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background.

All information in Item 2 of the Schedule 13D remains the same.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

The shares of Common Stock acquired by the Reporting Person since the Schedule 13D was filed were either purchased with personal funds in open market purchases or are beneficially owned through stock options which are currently exercisable or exercisable within 60 days of the date of this Amendment No. 1.

Item 4.	Purpose of the Transaction.

All information in Item 4 of the Schedule 13D remains the same.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	The Reporting Person is the beneficial owner of 3,652,893 shares of Common Stock which represents 5.8% of the Common Stock. This amount includes 441,226 shares of Common Stock which the Reporting Person has the right to acquire pursuant to stock options granted by the Issuer which are currently exercisable or exercisable within 60 days of the date of this Amendment No. 1.

(b)	The Reporting Person has the sole power to vote or to direct the vote of and the sole power to dispose of or to direct the disposition of 3,652,893 shares of Common Stock. The Reporting Person shares the power to vote or to direct the vote of or to dispose or to direct the disposition of zero shares of Common Stock.

(c)	The Reporting Person has not engaged in any transaction involving the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

All information in Item 6 of the Schedule 13D remains the same.

Item 7.	Material to be Filed as Exhibits.

1.	Synthesis Energy Systems, Inc. Amended and Restated 2005 Incentive Plan (incorporated by reference to Exhibit 10.13 to the Amendment No. 3 to the Issuer’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on May 1, 2007).

2.	First Amendment to Synthesis Energy Systems, Inc. Amended and Restated 2005 Incentive Plan (incorporated by reference to Annex B to the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on November 15, 2007).

3.	Second Amendment to Synthesis Energy Systems, Inc. Amended and Restated 2005 Incentive Plan (incorporated by reference to Appendix A to the Issuer’s Proxy Statement on Schedule 14A filed on October 26, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

/s/ Lorenzo Lamadrid
Lorenzo Lamadrid